

02 APR -5 AM 8:25

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

March 25, 2002



Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

SUPPL

We refer to the above and enclose herewith Announcement dated March 22, 2002 in connection with the Interim Results for 2001/2002 (unaudited) of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

Interim Results Announcement 2001/2002

RESULTS

The Directors announce that the unaudited results of the Group for the six months ended 31 December 2001 were as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	Six months ended 31 December 2001 HK$M	2000 HK$M
Turnover	2	12,748.6	15,901.5
Cost of sales		(7,798.7)	(12,229.6)
Gross profit		4,949.9	3,671.9
Other revenues		8.2	5.5
Other (charge)/income	3	(882.9)	(45.7)
Selling and marketing expenses		(194.4)	(228.0)
Administrative expenses		(467.2)	(467.1)
Other operating expenses		(1,420.7)	(1,363.3)
Operating profit before financing costs and income	2	1,992.9	1,573.3
Financing costs		(867.1)	(1,338.0)
Financing income		282.5	442.2
Operating profit	4	1,408.3	677.5
Share of results of			
Associated companies		112.6	254.9
Jointly controlled entities		62.5	280.7
Profit before taxation		1,583.4	1,213.1
Taxation	5	(262.6)	(307.4)
Profit after taxation		1,320.8	905.7
Minority interests		(285.7)	(594.3)
Profit attributable to shareholders		1,035.1	311.4
Interim dividend		214.9	212.3
Earnings per share	6		
Basic		HK$0.49	HK$0.15
Fully diluted		N/A	N/A
Interim dividend per share		HK$0.10	HK$0.10

Note:

1. The interim results have not been audited.
2. Segment information

	Turnover Six months ended 31 December 2001 HK$M	2000 HK$M	Inter-segment sales Six months ended 31 December 2001 HK$M	2000 HK$M	Six months ended 31 December 2001 HK$M	2000 HK$M
a. Business segment						
Rental income	841.4	978.9	(81.3)	(92.5)	760.1	886.4
Property sales	3,719.9	4,666.3		-	3,719.9	4,666.3
Construction and engineering	3,912.8	5,267.2	(712.1)	(105.9)	3,200.7	5,161.3
Hotel and restaurant operations	798.3	1,283.6	(0.3)	-	798.0	1,283.6
Infrastructure operations	328.9	394.7		-	328.9	394.7
Telecommunication services	1,345.3	1,492.6	(3.6)	-	1,341.7	1,492.6
Others	2,652.4	2,077.2	(53.1)	(60.6)	2,599.3	2,016.6
Consolidated turnover	13,599.0	16,160.5	(850.4)	(259.0)	12,748.6	15,901.5
Rental income					446.8	569.8
Property sales					2,073.5	452.5
Construction and engineering					199.9	306.2
Hotel and restaurant operations					119.3	335.4
Infrastructure operations					23.8	118.7
Telecommunication services					(6.3)	(106.8)
Others					171.9	74.9
Segment results					3,028.9	1,750.7
Other (charge)/income					(882.9)	(45.7)
Unallocated corporate expenses					(153.1)	(131.7)
Operating profit before financing costs and income					1,992.9	1,573.3
Financing costs					(867.1)	(1,338.0)
Financing income					282.5	442.2
Operating profit					1,408.3	677.5
Share of results of						
Associated companies					112.6	254.9
Jointly controlled entities					62.5	280.7
Profit before taxation					1,583.4	1,213.1
(b) Geographical segment:						
Hong Kong and Southeast Asia					10,821.2	14,029.0
Mainland China					1,927.4	1,872.5
Consolidated turnover					12,748.6	15,901.5
Hong Kong and Southeast Asia					1,881.1	1,334.0
Mainland China					111.8	239.3
Segment results					1,992.9	1,573.3

INTERIM DIVIDEND

The directors have declared an interim dividend for the financial year ending 30 June 2002 in scrip form equivalent to HK$0.10 per share with a cash option to shareholders registered on 15 April 2002.

Subject to the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Exchange") granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholders could elect to receive in cash and that they be given the option to elect to receive payment in cash of HK$0.10 per share instead of the allotment of shares. Full details of the interim scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 19 April 2002.

BOOK CLOSE DATE

Book close dates (both days inclusive)	:	9 April 2002 to 15 April 2002
Latest time to lodge transfer with Share Registrar	:	4:00 p.m. on 8 April 2002
Address of Share Registrar	:	Central Registration Hong Kong Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the six months ended 31 December 2001. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's listed securities during the six months ended 31 December 2001.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on the Exchange will be published on the Exchange's website in due course.

BUSINESS REVIEW

PROPERTY

Hong Kong Property Development

During the period under review, the Group recorded sales proceeds over HK$3,900 million from the sale of residential projects including Monte Carlton, Sereno Verde Phase I, and from the sale of the Regent Hotel and our share of the sale of the residential units in Villa Carlton, Tung Chung Crescent and The Belcher's.

The Group plans to launch for sale eight residential projects comprising 6,400 flats in 2002.

Projects	Location	Total GFA (sq.ft.)	No. of Units	Interest (%)
Sky Tower	Kowloon City	1,265,878	2,160	20
Queen Street	Sheung Wan	655,978	1,148	50
11-15 MacDonnell Road	Mid-level	52,954	28	33
2 Park Road	Mid-level	120,818	148	100
King's Park	Homantin	904,176	700	30
Sereno Verde Phase II	Yuen Long	370,318	528	56
Tung Chung Crescent Phase II	Tung Chung	1,169,293	1,536	16
157 Prince Edward Road West	Mong Kok	66,304	171	50
Total		4,605,719	6,419	

The Group now has 40 property development projects with a total attributable gross floor area ("GFA") of 11.2 million sq.ft.. Recently, the Group has acquired the interest of the following projects: 440-442 Prince Edward Road West; 7-10 West End Terrace, Mid-level; Piper's Hill NKIL6378; Fanling Sheung Shui Town Lot No. 182 & various lots no. in DD51 and MTR Tseung Kwan O Station Package 1, Area 55b. Upon completion, the total GFA of these projects will exceed 3 million sq.ft.. At present, the Group's attributable agricultural land bank amounts to 19.9 million sq.ft..

Agricultural Land Bank	Total Land Area (sq.ft.)	Group's share of Land Area (sq.ft.)
Yuen Long	14,729,000	13,231,500
Fanling	2,160,000	2,160,000
Shatin / Tai Po	3,530,000	2,642,000
Sai Kung	1,950,000	1,700,000
Tuen Mun	150,000	150,000
Total	22,519,000	19,883,500

The disposal of Guangzhou Three New Bridges in January 2001 also caused a drop in profit from the bridge segment from HK$60.4 million to HK$14.1 million.

Energy & Water Treatment

NWI has 6 energy projects and 13 water treatment plants in the PRC and Macau. Profit from the segment decreased 34% to HK$192.1 million, mainly due to disposal of Beijing Datang Power Generation Co. Ltd..

Cargo Handling

Profit from cargo handling segment increased 13%, mainly due to the improved results of the Group's portfolio of Mainland China ports. Despite the global economic slowdown, the throughput volume in some China ports including Xiamen and Tianjin increased by 56% and 19% respectively whereas throughput volume of Kwai Chung's Container Terminal No.3 in Hong Kong decreased 30%.

e-infrastructure/Technology

This segment includes telecommunications VAS/ media/ technology projects and strategic investments in the PRC. This segment offers solid commercial applications that possess substantial revenue-generating potential and continue to consolidate and commercialise its operations.

SERVICES

New World Services ("NWS"), the Group's 51%-owned services arm with a business portfolio covering Facilities, Contracting, Transport, Financial and Environmental Divisions, reported a 16% drop in net profit to HK$418.3 million for these six months.

Contracting Division

Due to the depressed construction market in Hong Kong, the Contracting Division, comprising both Construction and Electrical & Mechanical Engineering sub-divisions, reported a drop in profit contribution. As at 31 December 2001, contracts on hand for Hip Hing Construction amounted to HK$17,849 million. In order to maximise synergy, NWS's three engineering services companies were merged to form NWS Engineering Limited in December 2001. As at 31December, 2001, total contracts on hand amounted to HK$5,544 million. This division has formed several strategic alliances with PRC partners to tap the local market.

Facilities Division

The impact of the September 11 events led to a drop in occupancy for HKCEC. Profit margins of NWS's property management and security and guarding business, were under pressure because of the raised competition in the market. The Facilities Division will focus on cost containment and tapping new business opportunities offered by increasing Government's outsourcing activities. Meanwhile, the HKCEC is enhancing the marketing of its events with the aim of boosting occupancy.

Transport Division

With increasing passenger traffic and enhancing operational efficiency, results for both New World First Bus ("NWFB") and New World First Ferry ("NWFF") improved in the interim period. NWFB continued to seek network expansion. With the addition of three new routes serving Tseung Kwan O new town, NWFB operated a total of 97 routes as at December 2001. NWFF operated a total of 8 routes including outlying islands and inner harbour routes during the period. Four new high-speed vessels have commenced services since January 2001 to cater for the growth in passenger volume. The fleet of NWFF (Macau) will be significantly strengthened when three high-speed catamarans come into services in the end of 2002.

Financial Division and Environmental Division

In the six-month period, both the Financial Division and Environmental Division recorded impressive growth in earnings. The Environmental Division offers a multitude of services covering landscape design and maintenance services and landfill technology services, whereas the Financial Division provides integrated financial services including share registration, secretarial and accounting services, insurance and brokerage services.

TELECOMMUNICATIONS

During the period, both New World Telephone ("NWT") and New World Mobility ("NWM") made marked progress towards profitability. Despite the challenging market environment, both operations managed to increase their revenue and achieve a higher EBITDA.

New World Telephone

NWT's service portfolio encompasses local and international voice and broadband services, Frame Relay, Multi-Protocol Label Switching based-Internet Protocol/Virtual Private Network (MPLS based-IP/VPN) service, corporate Internet access and end-to-end digital data services.

With an embedded base of over 1.1 million registered customers, NWT has built sustainable leadership in IDD market with 15% market share and 500 million minutes traffic volume per annum. Its local fixed line network currently provided coverage to over 4,000 buildings and upward of 600,000 home & office pass.

Riding on its established international network infrastructure, NWT has spearheaded its vision as a regional telecom service provider by establishing POP (Point of Presence) facilities and marketing networks with appropriate operating license in selected key Asian cities.



	Six months ended 31 December 2001 HK$M	Six months ended 31 December 2000 HK$M
Dilution loss on disposal of a subsidiary company	(75.3)	-
Loss on partial disposal of interests in subsidiary companies		(3.7)
Loss on disposal of:		
Jointly controlled entities	(124.0)	-
Listed shares	(60.7)	-
Other investments	(13.7)	-
Fixed assets written off	(38.0)	-
Profit on disposal of:		
Associated companies	113.0	3.2
Jointly controlled entities	1.9	-
Other investments		52.8
Subsidiary companies	18.9	-
Profit on repurchase of convertible bonds		1.8
Provision for advances to joint ventures	(544.3)	-
Provision for diminution in value of properties held for sale	(58.0)	-
Provision for investment in:		
Listed shares		(99.8)
Unlisted shares	(128.2)	-
Write back provision for diminution in value of properties held for sale	25.5	-
	(882.9)	(45.7)

4. Operating profit

Operating profit of the Group is arrived at after charging the following:

	Six months ended 31 December 2001 HK$M	Six months ended 31 December 2000 HK$M
Cost of inventories sold	1,775.2	5,155.4
Depreciation		
Leased fixed assets	22.5	19.4
Owned fixed assets	590.5	510.8
Fixed assets written off	38.0	-
Staff costs	1,755.1	1,700.2

5. Taxation

	Six months ended 31 December 2001 HK$M	Six months ended 31 December 2000 HK$M
Company and subsidiary companies		
Hong Kong profits tax	173.0	169.3
Overseas taxation	4.3	25.0
Deferred taxation	15.0	3.1
Associated companies		
Hong Kong profits tax	10.2	39.6
Overseas taxation	21.2	26.8
Jointly controlled entities		
Hong Kong profits tax	7.4	13.5
Overseas taxation	31.5	30.1
	262.6	307.4

Hong Kong profits tax is provided at the rate of 16% (2000: 16%) on the estimated assessable profits for the period.

Tax on overseas profits is provided on the estimated profits for the period at the rate of taxation prevailing in the countries in which the Group operates.

6. Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$1,035.1 million (2000: HK$311.4 million) and the 2,134.0 million shares (2000: weighted average number of 2,114.2 million shares) in issue during the period.

No dilution was resulted on the earnings per share for the current period and the previous period after taking into account the potential dilutive effect of the conversion of the outstanding convertible bonds.

7. Comparative figures

Certain comparative figures have been reclassified to conform with the current period presentation.

sq.ft.. The Group will also continue to expand its land bank in order to strengthen its property development activities in Hong Kong.

Hong Kong Property Investment

The current economic slowdown has affected the rental rate of the Group's investment properties. Rental contribution decreased by 23.9% to HK$387.1 million.

New World Centre, the Group's flagship investment property, completed a major refurbishment programme for its shopping mall in mid-2001. During the period, occupancy increased to 90% with a diversified mix of renowned retailers. Palace Mall with new leasing programmes underway, is poised to attract new tenants and increase its occupancy and rentals.

In view of the prevailing business downturn, the Group has been more flexible in offering rental package to customers so as to maintain high occupancy. New World Tower and Manning House achieved over 90% occupancy whilst the Methodist House was 80% leased. The Group's major shopping malls including Discovery Park Shopping Mall, Telford Plaza and Pearl City, attained virtually full occupancy. As part of its efforts to improve the value of its portfolio, the Group will continuously upgrade the facilities and enhance the image of its investment properties.

To increase its recurrent income, the Group is now developing a multi-purpose complex in Hanoi Road, Tsimshatsui with a total GFA of around 1 million sq.ft.. This project is adjacent to the planned underground interchanges of KCR and MTR. Upon completion, all properties of the Group in Tsimshatsui will be connected by subways.

Hotels & Restaurants

Contributions from the Group's hotels amounted to HK$119.3 million. The drop in profit was primarily a result of the sale of The Regent and the fall in business traveller arrivals after the September 11 events.

The Group now has three hotels in Hong Kong, namely Grand Hyatt , Renaissance Harbour View and New World Renaissance. The Group is developing a 600-room hotel in the Chinese University campus. Planning for the 1 million sq.ft. New World Centre Extension is also in progress.

The Group's hotels in China, benefiting from the country's steady economic growth and its accession to the World Trade Organization, recorded improvements in both operating profit and occupancy rate. Despite the challenging environment, the Group's four hotels in Southeast Asia also reported steady results.

China Property

New World China Land ("NWCL"), the Group's 70%-owned and listed PRC property development arm, recorded a profit attributable to shareholders of HK$100.6 million, a rise of 4.7% over the same period of last year.

For the 6-month period, NWCL has completed eight property development projects in six cities with a total GFA of 6.3 million sq.ft. Totally, 18 projects will be completed in FY02 in 12 cities with a total GFA of 13.9 million sq.ft. compared to a GFA of 3.6 million sq.ft. completed in FY01.

In the second half of the fiscal year, NWCL has an investment property scheduled for completion in Shanghai, namely Changning Ramada Square with a total GFA of 1.3 million sq.ft..

With the persistent strong demand for housing in China and its efforts to increase completion of property development and investment projects, NWCL expects to see a raise in contribution from both property sales and rental income in the coming years.

INFRASTRUCTURE

New World Infrastructure ("NWI"), the Group's 61%-owned and listed infrastructure arm, contributed a profit attributable to shareholders of HK$100.1 million, a 72.5% decrease over the same period of last year. The drop was primarily due to the decreased contribution from the Roads and Bridge and Energy segments as well as the increase in financing costs.

NWI's business portfolio comprises 68 basic infrastructure projects covering ports, toll roads and bridges, power and water treatment plants, as well as telecommunications value added services (VAS)/ media/ technology projects and strategic investments in the PRC. NWI holds investments in a number of wireless communications, multimedia, broadband, Internet and technology related companies.

Roads and Bridges

NWI invested in 34 road projects and 4 bridge projects in the PRC and Hong Kong. While the traffic flow for most projects in this segment continued to be stable, profit from the road segment dropped 20% to HK$121.7 million. Guangzhou City Northern Ring Road showed noticeable decrease in traffic flow due to diversion effect of Guanyuan East Road.

Nonetheless, the negative effect from which is expected to fade out gradually when the toll-exemption period of Guanyuan East Road expires in early 2002.

During the period, NWM focused on cost control and network efficiency. The increased usage, coupled with the launch of more value-added services, resulted in a higher ARPU of HK$261 per month. Subscriber base reached 671,000 as of 31 December 2001, taking a 14% market share. In order to further expand its market share, NWM will focus on innovative service development and customer relationship management to attract more high-usage customers.

STRATEGIC BUSINESSES

New World Department Store

With the opening of Shanghai-Hong Kong New World Department Store and Wuhan Trendy Plaza in December 2001, the Group's department store operations in Mainland China have been much strengthened. New World Department Stores currently has 10 stores in operation in the Mainland and one store in Hong Kong. To capture the ever-growing consumption power in the PRC, three more new stores, including the Shanghai Xinning Trendy Plaza, Dalian New World Department Store and Nanjing New World Department Store, are scheduled to open in 2002.

New World China Enterprises Projects Limited

Through New World China Enterprises Projects Limited ("NWCEP") the Group has established a joint venture (New World Liberty China Ventures Limited) with Liberty Mutual Group and Asian Development Bank to invest in four high growth areas in PRC market : healthcare, consumer product, building materials and automobile services. By initiating good corporate governance and tight management controls, many of the investee companies have been able to deliver improved results. NWCEP intends to realise these investments by listing them on the stock market.

CORPORATE FINANCE

As at 31 December 2001, the Group's consolidated net debt (after deducting cash and bank deposits of HK$7,412 million) reached HK$28,936 million with the profile as follows:

	31 December 2001 (HK$mil)	30 June 2001 (HK$mil)
Consolidated Net Debts	28,936	27,332
New World Infrastructure	7,852	6,583
New World China Land	3,204	2,524
Net Debts excluding listed subsidiaries	17,880	18,225

Due to successive rate cuts during the first half of the fiscal year, net financing costs were reduced by HK$311.2 million.

EMPLOYEES

The Group had approximately 28,500 employees at 31 December 2001, compared to over 25,800 at 30 June 2001. Total staff cost for the 6 months under review was HK$1,755 million.

OUTLOOK

The tragedy in last September exacerbated the slowdown of the United State and global economies. Hong Kong economy had also experienced a downward adjustment throughout the year 2001. The slowdown results in a weaker sentiment of consumer spending and prospective homebuyers. Despite the gloomy outlook, recent signs have shown that the US economy is recovering. When it does, Hong Kong's economy will follow its lead. Hong Kong has also been cushioned by the strength of China's economy. China's WTO accession offers promising business opportunities for those who are well-equipped to seize them. The Group will capitalize on its established businesses in Hong Kong and China to strengthen its profitability and business growth. The Group will continue its strategic direction in increasing property sales in both Hong Kong and China while maintaining a diversified recurrent income base from its rental properties and hotel operations, infrastructure projects, services businesses and telecommunications operations.

Dr. Cheng Kar-Shun, Henry
Managing Director

Hong Kong, 22 March 2002

新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

Interim Results Announcement 2001/2002

RESULTS

The Directors announce that the unaudited results of the Group for the six months ended 31 December 2001 were as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	Six months ended 31 December 2001 HK$M	2000 HK$M
Turnover	2	12,748.6	15,901.5
Cost of sales		(7,798.7)	(12,229.6)
Gross profit		4,949.9	3,671.9
Other revenues		8.2	5.5
Other (charge)/income	3	(882.9)	(45.7)
Selling and marketing expenses		(194.4)	(228.0)
Administrative expenses		(467.2)	(467.1)
Other operating expenses		(1,420.7)	(1,363.3)
Operating profit before financing costs and income	2	1,992.9	1,573.3
Financing costs		(867.1)	(1,338.0)
Financing income		282.5	442.2
Operating profit	4	1,408.3	677.5
Share of results of			
Associated companies		112.6	254.9
Jointly controlled entities		62.5	280.7
Profit before taxation		1,583.4	1,213.1
Taxation	5	(262.6)	(307.4)
Profit after taxation		1,320.8	905.7
Minority interests		(285.7)	(594.3)
Profit attributable to shareholders		1,035.1	311.4
Interim dividend		214.9	212.3
Earnings per share	6		
Basic		HK$0.49	HK$0.15
Fully diluted		N/A	N/A
Interim dividend per share		HK$0.10	HK$0.10

Note:

1. The interim results have not been audited.
2. Segment information

	Turnover Six months ended 31 December 2001 HK$M	2000 HK$M	Inter-segment sales Six months ended 31 December 2001 HK$M	2000 HK$M	Six months ended 31 December 2001 HK$M	2000 HK$M
a. Business segment						
Rental income	841.4	978.9	(81.3)	(92.5)	760.1	886.4
Property sales	3,719.9	4,666.3		–	3,719.9	4,666.3
Construction and engineering	3,912.8	5,267.2	(712.1)	(105.9)	3,200.7	5,161.3
Hotel and restaurant operations	798.3	1,283.6	(0.3)	–	798.0	1,283.6
Infrastructure operations	328.9	394.7		–	328.9	394.7
Telecommunication services	1,345.3	1,492.6	(3.6)	–	1,341.7	1,492.6
Others	2,652.4	2,077.2	(53.1)	(60.6)	2,599.3	2,016.6
Consolidated turnover	13,599.0	16,160.5	(850.4)	(259.0)	12,748.6	15,901.5
Rental income					446.8	569.8
Property sales					2,073.5	452.5
Construction and engineering					199.9	306.2
Hotel and restaurant operations					119.3	335.4
Infrastructure operations					23.8	118.7
Telecommunication services					(6.3)	(106.8)
Others					171.9	74.9
Segment results					3,028.9	1,750.7
Other (charge)/income					(882.9)	(45.7)
Unallocated corporate expenses					(153.1)	(131.7)
Operating profit before financing costs and income					1,992.9	1,573.3
Financing costs					(867.1)	(1,338.0)
Financing income					282.5	442.2
Operating profit					1,408.3	677.5
Share of results of						
Associated companies					112.6	254.9
Jointly controlled entities					62.5	280.7
Profit before taxation					1,583.4	1,213.1
(b) Geographical segment:						
Hong Kong and Southeast Asia					10,821.2	14,029.0
Mainland China					1,927.4	1,872.5
Consolidated turnover					12,748.6	15,901.5
Hong Kong and Southeast Asia					1,881.1	1,334.0
Mainland China					111.8	239.3
Segment results					1,992.9	1,573.3

INTERIM DIVIDEND

The directors have declared an interim dividend for the financial year ending 30 June 2002 in scrip form equivalent to HK$0.10 per share with a cash option to shareholders registered on 15 April 2002.

Subject to the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Exchange") granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholders could elect to receive in cash and that they be given the option to elect to receive payment in cash of HK$0.10 per share instead of the allotment of shares. Full details of the interim scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 19 April 2002.

BOOK CLOSE DATE

Book close dates (both days inclusive)	:	9 April 2002 to 15 April 2002
Latest time to lodge transfer with Share Registrar	:	4:00 p.m. on 8 April 2002
Address of Share Registrar	:	Central Registration Hong Kong Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the six months ended 31 December 2001. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's listed securities during the six months ended 31 December 2001.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on the Exchange will be published on the Exchange's website in due course.

BUSINESS REVIEW

PROPERTY

Hong Kong Property Development

During the period under review, the Group recorded sales proceeds over HK$3,900 million from the sale of residential projects including Monte Carlton, Sereno Verde Phase I, and from the sale of the Regent Hotel and our share of the sale of the residential units in Villa Carlton, Tung Chung Crescent and The Belcher's.

The Group plans to launch for sale eight residential projects comprising 6,400 flats in 2002.

Projects	Location	Total GFA (sq.ft.)	No. of Units	Interest (%)
Sky Tower	Kowloon City	1,265,878	2,160	20
Queen Street	Sheung Wan	655,978	1,148	50
11-15 MacDonnell Road	Mid-level	52,954	28	33
2 Park Road	Mid-level	120,818	148	100
King's Park	Homantin	904,176	700	30
Sereno Verde Phase II	Yuen Long	370,318	528	56
Tung Chung Crescent Phase II	Tung Chung	1,169,293	1,536	16
157 Prince Edward Road West	Mong Kok	66,304	171	50
Total		4,605,719	6,419	

The Group now has 40 property development projects with a total attributable gross floor area ("GFA") of 11.2 million sq.ft.. Recently, the Group has acquired the interest of the following projects: 440-442 Prince Edward Road West; 7-10 West End Terrace, Mid-level; Piper's Hill NKIL6378; Fanling Sheung Shui Town Lot No. 182 & various lots no. in DD51 and MTR Tseung Kwan O Station Package 1, Area 55b. Upon completion, the total GFA of these projects will exceed 3 million sq.ft.. At present, the Group's attributable agricultural land bank amounts to 19.9 million sq.ft..

Agricultural Land Bank	Total Land Area (sq.ft.)	Group's share of Land Area (sq.ft.)
Yuen Long	14,729,000	13,231,500
Fanling	2,160,000	2,160,000
Shatin / Tai Po	3,530,000	2,642,000
Sai Kung	1,950,000	1,700,000
Tuen Mun	150,000	150,000
Total	22,519,000	19,883,500

The disposal of Guangzhou Three New Bridges in January 2001 also caused a drop in profit from the bridge segment from HK$60.4 million to HK$14.1 million.

Energy & Water Treatment

NWI has 6 energy projects and 13 water treatment plants in the PRC and Macau. Profit from the segment decreased 34% to HK$192.1 million, mainly due to disposal of Beijing Datang Power Generation Co. Ltd..

Cargo Handling

Profit from cargo handling segment increased 13%, mainly due to the improved results of the Group's portfolio of Mainland China ports. Despite the global economic slowdown, the throughput volume in some China ports including Xiamen and Tianjin increased by 56% and 19% respectively whereas throughput volume of Kwai Chung's Container Terminal No.3 in Hong Kong decreased 30%.

e-infrastructure/Technology

This segment includes telecommunications VAS/ media/ technology projects and strategic investments in the PRC. This segment offers solid commercial applications that possess substantial revenue-generating potential and continue to consolidate and commercialise its operations.

SERVICES

New World Services ("NWS"), the Group's 51%-owned services arm with a business portfolio covering Facilities, Contracting, Transport, Financial and Environmental Divisions, reported a 16% drop in net profit to HK$418.3 million for these six months.

Contracting Division

Due to the depressed construction market in Hong Kong, the Contracting Division, comprising both Construction and Electrical & Mechanical Engineering sub-divisions, reported a drop in profit contribution. As at 31 December 2001, contracts on hand for Hip Hing Construction amounted to HK$17,849 million. In order to maximise synergy, NWS's three engineering services companies were merged to form NWS Engineering Limited in December 2001. As at 31December, 2001, total contracts on hand amounted to HK$5,544 million. This division has formed several strategic alliances with PRC partners to tap the local market.

Facilities Division

The impact of the September 11 events led to a drop in occupancy for HKCEC. Profit margins of NWS's property management and security and guarding business, were under pressure because of the raised competition in the market. The Facilities Division will focus on cost containment and tapping new business opportunities offered by increasing Government's outsourcing activities. Meanwhile, the HKCEC is enhancing the marketing of its events with the aim of boosting occupancy.

Transport Division

With increasing passenger traffic and enhancing operational efficiency, results for both New World First Bus ("NWFB") and New World First Ferry ("NWFF") improved in the interim period. NWFB continued to seek network expansion. With the addition of three new routes serving Tseung Kwan O new town, NWFB operated a total of 97 routes as at December 2001. NWFF operated a total of 8 routes including outlying islands and inner harbour routes during the period. Four new high-speed vessels have commenced services since January 2001 to cater for the growth in passenger volume. The fleet of NWFF (Macau) will be significantly strengthened when three high-speed catamarans come into services in the end of 2002.

Financial Division and Environmental Division

In the six-month period, both the Financial Division and Environmental Division recorded impressive growth in earnings. The Environmental Division offers a multitude of services covering landscape design and maintenance services and landfill technology services, whereas the Financial Division provides integrated financial services including share registration, secretarial and accounting services, insurance and brokerage services.

TELECOMMUNICATIONS

During the period, both New World Telephone ("NWT") and New World Mobility ("NWM") made marked progress towards profitability. Despite the challenging market environment, both operations managed to increase their revenue and achieve a higher EBITDA.

New World Telephone

NWT's service portfolio encompasses local and international voice and broadband services, Frame Relay, Multi-Protocol Label Switching based-Internet Protocol/Virtual Private Network (MPLS based-IP/VPN) service, corporate internet access and end-to-end digital data services.

With an embedded base of over 1.1 million registered customers, NWT has built sustainable leadership in IDD market with 15% market share and 500 million minutes traffic volume per annum. Its local fixed line network currently provided coverage to over 4,000 buildings and upward of 600,000 home & office pass.

Riding on its established international network infrastructure, NWT has spearheaded its vision as a regional telecom service provider by establishing POP (Point of Presence) facilities and marketing networks with appropriate operating license in selected key Asian cities.



	Six months ended 31 December 2001 HK$M	Six months ended 31 December 2000 HK$M
Dilution loss on disposal of a subsidiary company	(75.3)	–
Loss on partial disposal of interests in subsidiary companies		(3.7)
Loss on disposal of:		
Jointly controlled entities	(124.0)	–
Listed shares	(60.7)	–
Other investments	(13.7)	–
Fixed assets written off	(38.0)	–
Profit on disposal of:		
Associated companies	113.0	3.2
Jointly controlled entities	1.9	–
Other investments		52.8
Subsidiary companies	18.9	–
Profit on repurchase of convertible bonds		1.8
Provision for advances to joint ventures	(544.3)	–
Provision for diminution in value of properties held for sale	(58.0)	–
Provision for investment in:		
Listed shares		(99.8)
Unlisted shares	(128.2)	–
Write back provision for diminution in value of properties held for sale	25.5	–
	(882.9)	(45.7)

4. Operating profit

Operating profit of the Group is arrived at after charging the following:



	Six months ended 31 December 2001 HK$M	Six months ended 31 December 2000 HK$M
Cost of inventories sold	1,775.2	5,155.4
Depreciation		
Leased fixed assets	22.5	19.4
Owned fixed assets	590.5	510.8
Fixed assets written off	38.0	–
Staff costs	1,755.1	1,700.2

5. Taxation

	Six months ended 31 December 2001 HK$M	Six months ended 31 December 2000 HK$M
Company and subsidiary companies		
Hong Kong profits tax	173.0	169.3
Overseas taxation	4.3	25.0
Deferred taxation	15.0	3.1
Associated companies		
Hong Kong profits tax	10.2	39.6
Overseas taxation	21.2	26.8
Jointly controlled entities		
Hong Kong profits tax	7.4	13.5
Overseas taxation	31.5	30.1
	262.6	307.4

Hong Kong profits tax is provided at the rate of 16% (2000: 16%) on the estimated assessable profits for the period.

Tax on overseas profits is provided on the estimated profits for the period at the rate of taxation prevailing in the countries in which the Group operates.

6. Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$1,035.1 million (2000: HK$311.4 million) and the 2,134.0 million shares (2000: weighted average number of 2,114.2 million shares) in issue during the period.

No dilution was resulted on the earnings per share for the current period and the previous period after taking into account the potential dilutive effect of the conversion of the outstanding convertible bonds.

7. Comparative figures

Certain comparative figures have been reclassified to conform with the current period presentation.

or land exchange ... sq.ft.. The Group will also continue to expand its land bank in order to strengthen its property development activities in Hong Kong.

Hong Kong Property Investment

The current economic slowdown has affected the rental rate of the Group's investment properties. Rental contribution decreased by 23.9% to HK$387.1 million.

New World Centre, the Group's flagship investment property, completed a major refurbishment programme for its shopping mall in mid-2001. During the period, occupancy increased to 90% with a diversified mix of renowned retailers. Palace Mall with new leasing programmes underway, is poised to attract new tenants and increase its occupancy and rentals.

In view of the prevailing business downturn, the Group has been more flexible in offering rental package to customers so as to maintain high occupancy. New World Tower and Manning House achieved over 90% occupancy whilst the Methodist House was 80% leased. The Group's major shopping malls including Discovery Park Shopping Mall, Telford Plaza and Pearl City, attained virtually full occupancy. As part of its efforts to improve the value of its portfolio, the Group will continuously upgrade the facilities and enhance the image of its investment properties.

To increase its recurrent income, the Group is now developing a multi-purpose complex in Hanoi Road, Tsimshatsui with a total GFA of around 1 million sq.ft.. This project is adjacent to the planned underground interchanges of KCR and MTR. Upon completion, all properties of the Group in Tsimshatsui will be connected by subways.

Hotels & Restaurants

Contributions from the Group's hotels amounted to HK$119.3 million. The drop in profit was primarily a result of the sale of The Regent and the fall in business traveller arrivals after the September 11 events.

The Group now has three hotels in Hong Kong, namely Grand Hyatt , Renaissance Harbour View and New World Renaissance. The Group is developing a 600-room hotel in the Chinese University campus. Planning for the 1 million sq.ft. New World Centre Extension is also in progress.

The Group's hotels in China, benefiting from the country's steady economic growth and its accession to the World Trade Organization, recorded improvements in both operating profit and occupancy rate. Despite the challenging environment, the Group's four hotels in Southeast Asia also reported steady results.

China Property

New World China Land ("NWCL"), the Group's 70%-owned and listed PRC property development arm, recorded a profit attributable to shareholders of HK$100.6 million, a rise of 4.7% over the same period of last year.

For the 6-month period, NWCL has completed eight property development projects in six cities with a total GFA of 6.3 million sq.ft. Totally, 18 projects will be completed in FY02 in 12 cities with a total GFA of 13.9 million sq.ft. compared to a GFA of 3.6 million sq.ft. completed in FY01.

In the second half of the fiscal year, NWCL has an investment property scheduled for completion in Shanghai, namely Changning Ramada Square with a total GFA of 1.3 million sq.ft..

With the persistent strong demand for housing in China and its efforts to increase completion of property development and investment projects, NWCL expects to see a raise in contribution from both property sales and rental income in the coming years.

INFRASTRUCTURE

New World Infrastructure ("NWI"), the Group's 61%-owned and listed infrastructure arm, contributed a profit attributable to shareholders of HK$100.1 million, a 72.5% decrease over the same period of last year. The drop was primarily due to the decreased contribution from the Roads and Bridge and Energy segments as well as the increase in financing costs.

NWI's business portfolio comprises 68 basic infrastructure projects covering ports, toll roads and bridges, power and water treatment plants, as well as telecommunications value added services (VAS)/ media/ technology projects and strategic investments in the PRC. NWI holds investments in a number of wireless communications, multimedia, broadband, Internet and technology related companies.

Roads and Bridges

NWI invested in 34 road projects and 4 bridge projects in the PRC and Hong Kong. While the traffic flow for most projects in this segment continued to be stable, profit from the road segment dropped 20% to HK$121.7 million. Guangzhou City Northern Ring Road showed noticeable decrease in traffic flow due to diversion effect of Guanyuan East Road. Nonetheless, the negative effect from which is expected to fade out gradually when the toll-exemption period of Guanyuan East Road expires in early 2002.

During the period, NWM focused on cost control and network efficiency. The increased usage, coupled with the launch of more value-added services, resulted in a higher ARPU of HK$261 per month. Subscriber base reached 671,000 as of 31 December 2001, taking a 14% market share. In order to further expand its market share, NWM will focus on innovative service development and customer relationship management to attract more high-usage customers.

STRATEGIC BUSINESSES

New World Department Store

With the opening of Shanghai-Hong Kong New World Department Store and Wuhan Trendy Plaza in December 2001, the Group's department store operations in Mainland China have been much strengthened. New World Department Stores currently has 10 stores in operation in the Mainland and one store in Hong Kong. To capture the ever-growing consumption power in the PRC, three more new stores, including the Shanghai Xinning Trendy Plaza, Dalian New World Department Store and Nanjing New World Department Store, are scheduled to open in 2002.

New World China Enterprises Projects Limited

Through New World China Enterprises Projects Limited ("NWCEP") the Group has established a joint venture (New World Liberty China Ventures Limited) with Liberty Mutual Group and Asian Development Bank to invest in four high growth areas in PRC market : healthcare, consumer product, building materials and automobile services. By initiating good corporate governance and tight management controls, many of the investee companies have been able to deliver improved results. NWCEP intends to realise these investments by listing them on the stock market.

CORPORATE FINANCE

As at 31 December 2001, the Group's consolidated net debt (after deducting cash and bank deposits of HK$7,412 million) reached HK$28,936 million with the profile as follows:

	31 December 2001 (HK$mil)	30 June 2001 (HK$mil)
Consolidated Net Debts	28,936	27,332
New World Infrastructure	7,852	6,583
New World China Land	3,204	2,524
Net Debts excluding listed subsidiaries	17,880	18,225

Due to successive rate cuts during the first half of the fiscal year, net financing costs were reduced by HK$311.2 million.

EMPLOYEES

The Group had approximately 28,500 employees at 31 December 2001, compared to over 25,800 at 30 June 2001. Total staff cost for the 6 months under review was HK$1,755 million.

OUTLOOK

The tragedy in last September exacerbated the slowdown of the United State and global economies. Hong Kong economy had also experienced a downward adjustment throughout the year 2001. The slowdown results in a weaker sentiment of consumer spending and prospective homebuyers. Despite the gloomy outlook, recent signs have shown that the US economy is recovering. When it does, Hong Kong's economy will follow its lead. Hong Kong has also been cushioned by the strength of China's economy. China's WTO accession offers promising business opportunities for those who are well-equipped to seize them. The Group will capitalize on its established businesses in Hong Kong and China to strengthen its profitability and business growth. The Group will continue its strategic direction in increasing property sales in both Hong Kong and China while maintaining a diversified recurrent income base from its rental properties and hotel operations, infrastructure projects, services businesses and telecommunications operations.

Dr. Cheng Kar-Shun, Henry
Managing Director

Hong Kong, 22 March 2002